CPSM, INC.

2740 SW Martin Downs Boulevard

Suite 171

Palm City, FL 34990

November 13, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:

CPSM, Inc.

Registration Statement on Form S-1

Filed October 2, 2015

File No. 333-207236

Dear Sir or Madam:

In response to your comment letter dated October 28, 2015, please note the following:

General

1.   We note that one of your predecessor entities, Onyx China, Inc., had a Form SB-2 registration statement declared effective on February 27, 2008. We also note that another of your predecessor entities, Lux Energy Corp., suspended its reporting requirements under 15(d) by filing a Form 15-15D on September 7, 2011. After filing the Form 15- 15D, it does not appear that you or your predecessors filed any documents with us. Finally, we note that on page 42, you disclose that you have approximately 1,921 shareholders of record.

Given that your reporting obligations under Section 15(d) of the Exchange Act were suspended so long as your shareholders of record numbered less than 300, please tell us the date that you had 300 or more shareholders of record. Please also explain why you do not believe you have a reporting obligation under Section 15(d) of the Exchange Act.

Upon further review, we have found that we only have 40 shareholders of record.  We had mistakenly counted beneficial owners of shares in street name as shareholders of record.  The disclosure has been revised accordingly.

2.   We note your disclosure that you are an emerging growth company. We also note that you were originally incorporated as Onyx China Inc. in 2007 and that Onyx China Inc. filed a registration statement on Form SB-2 that went effective on February 27, 2008. Please refer to Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act and provide us with your analysis as to your eligibility to qualify as an emerging growth company.

The disclosure has been revised to appropriately remove all references to being an emerging growth company.

3.   Please tell us why you did not file this registration statement under your predecessors’ Central Index Key, 0001425203.

The Form S-1 is being withdrawn and refiled under the correct CIK number.

4.   Given the nature of the offering, the size of the offering relative to the number of shares outstanding held by non-affiliates, and the identity and nature of the selling shareholders, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise the registration statement to name the selling stockholders as underwriters, disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

The disclosure has been revised to name the selling shareholders as underwriters and to state that the selling shareholders must resell their shares at a fixed price of $0.05 per common share throughout the offering.

Prospectus Cover Page

5.   Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise your disclosure throughout the prospectus, including on the cover page and in the summary and plan of distribution sections, to provide a fixed price for the resale offering. Please also include the disclosure required by Item 505 of Regulation S-K.

The disclosure has been revised to provide a fixed price for resale.  In addition, the prospectus summary has been revised to indicate that the offering price was determined based on the average market price of our common shares over a period of five business days.

Plan of Distribution, page 15

6.   On page 16, in the fifth full paragraph, you state that the selling shareholders are underwriters under the Securities Act. Yet in the second full paragraph of page 17, you state that they may only be deemed to be underwriters under the Securities Act. Please refer to comment 4 above and revise.

The disclosure has been revised to consistently indicate that the selling shareholders are underwriters under the Securities Act.

7.   If any of the selling security holders is a broker-dealer, please state that the selling security holder is an underwriter. If any selling security holder is an affiliate of a broker- dealer, please state whether the selling security holder purchased the securities in the ordinary course of business and state that, at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

None of the selling security holders are broker-dealers, nor are they affiliated with a broker-dealer.

8.   Please describe each private placement transaction, including the exemption from registration relied upon for each, under which you sold securities to the following selling stockholders: Brenda L. Thixton, Terry Weisbrot, Donna Weisbrot, Jonathon Babek, and Kyle Chapin.

The shares being registered on behalf of the above shareholders were purchased from other shareholders.  The Company did not originally issue the shares to these shareholders.

9.   Please describe the private placement transaction under which you placed the additional 160,000 shares to MarJonJac LLC. We note your disclosure on page 43 regarding the one-million-share private placement with MarJonJac LLC.

The 160,000 shares being registered on behalf of MarJonJac LLC were purchased from other shareholders.  The Company did not originally issue these shares to MarJonJac LLC.

10.   Please adjust the percentage of your shares owned after the offering by Terry Wiesbrot, Donna Weisbrot, MarJonJac LLC, and Lisa Corso. The listed percentages appear to represent too high an ownership percentage.

The disclosure has been revised to represent the total percentage of shares owned after the offering in comparison to the total of all shares outstanding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 22

11.   We note your inclusion of a header for your “Plan of Operations.” However, the disclosure included in this section is a discussion of your financing arrangements and activities. Please relocate this discussion to within your “Capital Resources and Liquidity” section on page 25 or tell us why inclusion in this section is more appropriate. Additionally, please revise to include a plan of operations, or remove this header and tell us why no disclosure of your plan of operations is warranted.

The disclosure has been appropriately revised to move the current disclosure from the plan of operations section to the capital resources and liquidity section, and a more appropriate disclosure has been inserted into the plan of operations section.

12.   Please revise MD&A to include an introductory section or overview that would facilitate a reader’s understanding, including the most important matters your executives focus on in evaluating financial condition and operation performance, and provides the context for the discussion and analysis of the financial statements. It should also include, but not be limited to, a discussion of how you earn revenues and income and generate cash, your lines of business, location or locations of operations, and your principal products and services. It should also provide insight into your material opportunities, challenges and risks. Refer to Section III(A) of SEC Release No. 33-8350.

We have revised the MD&A to include an overview section.  It states as follows:

CPSM, Inc. is a full service pool maintenance, resurfacing and repaid company whose main service area is the Martin, Palm Beach, St. Lucie, Indian River and Broward Counties of Florida.  The Company earns revenue by charging service fees in the pool service business and by payments under contracts in the pool resurfacing business.  The Company manages its operating margins of the businesses by reviewing personnel costs, chemical and material purchases and other service costs such as motor vehicle and insurance costs.  Personnel are critical to the business since customers choose those companies who have the most experience and perform the service in a timely and professional manner.

The Company competes in its markets on the basis of price and the quality of the service.  There are many pool service companies in the market and throughout Florida.  However, this also presents an opportunity for the Company since many of its competitors are smaller and lack the infrastructure and depth of the Company.  This allows the Company to compete through offering a larger range of services with a lower cost structure and to pursue growth opportunities either through internal growth or through opportunistic acquisitions.

13.   Please provide your analysis on whether the $210,000 promissory note having a stockholder as lender is a material contract under Item 601(b)(10) of Regulation S-K. Please see Item 601(b)(10)(ii)(A).

This promissory note has been determined to be a material contract and has been filed as an exhibit.

Results of Operations, page 23

14.   We note you begin your discussion and analysis of the results of your operations for the years ended December 31, 2014 and 2013 in the last paragraph of page 24. Please include a header for this discussion to clearly identify the periods covered by your discussion.

The disclosure has been modified to include the appropriate header.

15.   We note your discussion and analysis of revenues for the years ended December 31, 2104 and 2013 in the last paragraph of page 24. As you reported material increases in revenues, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Additionally, please revise your disclosure to include a discussion of the reasons underlying the change in sales if determinable. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section III(B)(4) of SEC Release No. 33-8350.

We have revised the revenue discussion for the years ended December 31, 2014 and 2013 as follows:

For the years ended December 31, 2014 and 2013, we had revenues of $3,401,929 and $2,717,477 respectively, and an increase of $684,452 or 25%. The increase is due to an increase in new pool service customers, as well as an increase in new pool plastering and resurfacing contracts.  Pool service contract pricing and pool resurfacing contract pricing has remained at the same level from year to year.  The increase in revenues is due to the continuing economic recovery and the Company further penetration into the existing South Florida pool market.

16.   Please separately disclose revenues and expenses associated with your Custom Pool & Spa Mechanics and Custom Pool Plastering businesses.

Custom Pool & Spa Mechanics has had a pool resurfacing business as part of its service offerings. The resurfacing work had been subcontracted to other pool resurfacing companies. In March 2015, CPSM, Inc. formed Custom Pool Plastering Inc. (“CPP”), to consolidate the pool resurfacing business, including Custom Pool & Spa Mechanics pool resurfacing business, in the new subsidiary. As such, CPP is a start-up entity and through June 2015, had small revenues, approximately $15,600 and small expenses, approximately $23,800. These revenues and expenses are reported in consolidated revenues in the three and six months ended June 30, 2015 Statement of Operations.

Executive Compensation, page 32

17.   Please disclose whether Mr. or Ms. Calarco has received any quarterly profits bonus payments to date. Please refer to Item 402(o) of Regulation S-K.

To date, Lawrence and Loreen Calarco have not received any quarterly profits bonus payments or other quarterly equity awards.

Index to Financial Statements Notes to the Consolidated Financial Statements

18. “Total Costs and Expenses” is not an accurate term to describe your operating expenses as you present other expenses below this line item. Please revise this line item name to better reflect its contents or tell us why you believe it is appropriately titled. Please note this applies to both your annual and interim financial statements.

We have revised the Statement of Operations for both the annual and interim financial statements to relabel the Costs and Expenses as Costs of Services Rendered and Products Sold and we have revised Total Costs and Expenses to Total.

Consolidated Statements of Stockholders’ Equity, page 67

19.   We note your disclosure on page 38 that on September 11, 2014, you acquired all of the common shares of Custom Pool & Spa in exchange for 19,446,783 shares of your common stock. Please reconcile this disclosure to the activity in your consolidated statements of stockholders’ equity on page 67.

We have accounted for the acquisition of Custom Pool & Spa as a reverse recapitalization transaction per the guidance of Par. 12100 of the Division of Corporate Finance Financial Reporting Manual as well as ASC 805 which excludes nonoperating shell entities from its scope because they do not meet the definition of a business.  (See the response to comment #22).  The shares issued are part of the 65,440,471 total shares held by the Calarco Trust and were accounted for in the reverse recapitalization as if the shares were outstanding from the beginning of the reporting periods.

20.   Please tell us the nature and activity in, as well as the related accounting basis, for the line item entitled “Stock Issued in Acquisition of CPSM, Inc., formerly known as Nevcor Business Solutions, Inc. (“Nevcor”).”

We have revised the line item in the Statement of Stockholders’ Equity from “Stock Issued in Acquisition of CPSM, Inc.” to “Stock Issued in Recapitalization Transaction with CPSM, Inc.”  The stock identified is the shares residing in the CPSM, Inc. shell entity exclusive of the Calarco Trust ownership.

21.   We note your presentation of the “Adjustment – Promissory Note Stockholder, net of taxes of $79,023” line item, as well as its presentation as a non-current liability on your balance sheet on page 65 and a non-cash financing activity on page 68. Please tell us more about the nature of this promissory note, why it is appropriate to reduce equity and why it is presented net of taxes.

The promissory note was issued to the Calarco Trust for the cash it paid in the acquisition of the shell entity.  The offsetting entry was to reduce equity.  For tax purposes, it is being treated as part of the organization and start-up costs of the entity and is being amortized over 15 years.  It is a timing difference between book and tax and is part of the deferred tax asset.

Note 2 – Recapitalization, page 69

22.   We note the following with respect to your acquisition of Custom Pool:

•

Your disclosure within the Capital Stock footnote on page 80 appears to convey that all common stock, except for 8,300,951 shares, were held by the Calarco Trust prior to the recapitalization transaction. If so, it appears that 65,440,471 shares were held by the Calarco Trust at that time. Please confirm our understanding or clarify it.

•

You disclose on page 38 that Custom Pool was controlled by the Calarco Trust.

•

You disclose on page 38 that you issued 19,446,783 shares for all of the outstanding shares of Custom Pool. Please tell us what percentage of your shares this represented immediately subsequent to the acquisition.

•

You disclose on page 69 that you accounted for this transaction as a reverse recapitalization. As you issued 19.5 million shares to acquire all of the outstanding shares of Custom Pool, which is not a controlling interest in you, and your disclosure suggests that the Calarco Trust controlled both you and Custom Pool at the time of the transaction, please tell us in detail citing relevant GAAP why this transaction is not a common control transaction that should be accounted for under ASC 805-50.

We have accounted for the Custom Pool acquisition by CPSM, Inc. as part of a reverse recapitalization per Par. 12100 of the Division of Corporate Finance Financial Reporting Manual as this transaction is specifically excluded from ASC 805-10-15, “Scope and Scope Exceptions”, because nonoperating shell entities do not meet the definition of a business and therefore are not subject to the requirements of ASC 805 Business Combinations. Per the guidance, the merger of a private operating entity into a nonoperating public shell corporation with nominal net assets typically results in (i) the owners of the private entity gaining control over the combined entity after the transaction, and (ii) the shareholders of the former public shell corporation continuing only as passive investors. This transaction is usually not considered a business combination, because the accounting acquiree, the nonoperating public shell corporation, does not meet the defi nition of a business under the Standards. Instead, these types of transactions are considered to be capital transactions of the legal acquiree and are the equivalent to the issuance of shares by the private entity for the net monetary assets of the public shell corporation, accompanied by a recapitalization.

Although consummation of the transaction was completed in two parts: the Calarco Trust acquisition of the shell CPSM, Inc. and then CPSM, Inc.’s acquisition of Custom Pool and Spa, the overall combined transaction meets the definition of a reverse recapitalization. The intent of management was to complete the reverse recapitalization as a single planned event which took two steps to complete and was completed over a relatively short period of three months.

We confirm that the Calarco Trust held 65,440,471 shares of CPSM, Inc.  Further, the Calarco Trust owned 100% of Custom Pool & Spa and the 19,446,783 shares issued in the acquisition of Custom Pool & Spa represent approximately 26% of the 73,741,422 total outstanding shares of CSPM, Inc.

The acquisition of 100% of Custom Pool & Spa’s stock for 19,446,783 of CPSM, Inc.’s shares was accounted as part of the overall reverse recapitalization and under common control accounting. The shares issued are part of the 65,440,471 total shares held by the Calarco Trust and were accounted for in the reverse recapitalization as if the shares were outstanding from the beginning of the reporting periods.

Note 13 – Capital Stock, page 80

23.   We note your disclosure that prior to the consummation of the recapitalization transaction you had 8,300,951 shares outstanding, and your inclusion of an immediately following sentence that appears to convey that was the number of shares exclusive of the common shares held by the Calarco Trust. Please revise to clarify your disclosure on page 80.

We have revised the disclosure to clarify: “At the time of the consummation of the recapitalization transaction (See Note 2), CPSM had 73,741,062 shares outstanding of which 8,300,951 shares were held by independent persons, exclusive of the 65,440,471 common shares held by the Calarco Trust.

Part II Undertakings, page 85

24.   As this is not your initial distribution of securities, please delete the undertaking required by Item 512(a)(6) of Regulation S-K.

The undertaking has been appropriately removed.

The Company acknowledges that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CPSM, Inc.

/s/Lawrence Calarco

Lawrence Calarco